บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2008 AUG -4 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

No. PTTEP 20.910/ 085 /2008

Finance Department
Tel. 0-2537-4512/0-2537-4611

June 20, 2008

08004179

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Gas Production and Condensate of Arthit Project

Reference is made to Arthit Project in which PTT Exploration and Production Public Company Limited (PTTEP) is the Operator with 80% participation interest. The other joint venture partners are Chevron Thailand Exploration and Production, Ltd. (Chevron) and Mitsui Oil Exploration Co., Ltd. (MOECO) with 16% and 4% participation interests respectively. The Arthit field has delivered natural gas to PTT Public Company Limited since March 26, 2008.

PTTEP wishes to announce that Arthit Project currently produces natural gas at 370 million standard cubic feet per day (MMSCFD) and condensate at approximately 19,800 barrel per day (BPD) which are higher than our expectation of 330 MMSCFD and 11,000 BPD respectively. This is considered as a success of PTTEP in attempting to supply energy for the increasing domestic demand.

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

PROCESSED
AUG 1 2 2008
THOMSON REUTERS

dlw 8/11

PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900, THAILAND Tel.: 66 (0) 2537-4000 Fax: 66 (0) 2537-4444 http://www.pttep.com

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/ 087/2008

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

June 23, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Signing of Heads of Agreement for Gas Sales, Block M9

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), an operator and sole shareholder of block M9, located in the Gulf of Mataban, Myanmar.

PTTEP wishes to announce that on June 23, 2008, PTTEPI and Myanma Oil and Gas Enterprise (the Sellers) have signed the Heads of Agreement (HOA) with PTT Public Company Limited (the Buyer). Under the HOA, average sales volume of gas from M9 will be 300 million cubic feet per day (MMSCFD) (240 MMSCFD exported to Thailand and 60 MMSCFD supplied to Myanmar). The gas price will be based on the existing price under the current Gas Sales Agreement between Myanmar and Thailand.

The above conditions in HOA are the essence of Gas Sales Agreement, which is expected to be concluded within 2008.

Yours sincerely,

Anon Sirisaengtaksin

Chief Executive Officer

HEADS OF AGREEMENT

BETWEEN

PTT PUBLIC COMPANY LIMITED

AND

MYANMA OIL AND GAS ENTERPRISE

AND

PTTEP INTERNATIONAL LIMITED

June 2008

HEADS OF AGREEMENT

This Heads of Agreement (hereinafter referred to as the "HOA") is made on this ..... day of .... 2008 BY AND BETWEEN:

PTT PUBLIC COMPANY LIMITED, a company incorporated under the laws of Thailand and having a registered office at 555 Vibhavadi Rangsit Road, Chatuchak, and Bangkok 10900 Thailand (hereinafter referred as "**PTT**" which expression shall, unless repugnant to the context or the meaning thereof, be deemed to include its legal representatives, successors and permitted assigns) represented for the purpose of this Agreement by CHIEF EXECUTIVE OFFICER & PRESIDENT, PTT PUBLIC COMPANY LIMITED of the first part;

AND

MYANMA OIL AND GAS ENTERPRISE, an enterprise organized and existing under the laws of the Union of Myanmar and having its principal office at Building Number 44, Nay Pyi Taw, Union of Myanmar (hereinafter referred as the "**MOGE**", which expression shall, unless repugnant to the context or the meaning thereof, be deemed to include its successors and permitted assigns) represented for the purpose of this Agreement by THE MANAGING DIRECTOR, MYANMAR OIL AND GAS ENTERPRISE;

AND

PTTEP INTERNATIONAL LIMITED, a company incorporated under the laws of Thailand and having a registered office at PTTEP Office Building, 555 Vibhavadi Rangsit Road, Chatuchak, Bangkok 10900 Thailand (hereinafter referred as "**PTTEPI**", which expression shall, unless repugnant to the context or the meaning thereof, be deemed to include its legal representatives, successors and permitted assigns) represented for the purpose of this Agreement by CHIEF EXECUTIVE OFFICER, PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED.

PTTEPI and MOGE are severally referred to as "SELLER" and collectively referred to as "SELLERS", the Party of the second part.

PTT and SELLERS are collectively referred to as "Parties" and severally as "Party".

WHEREAS

PTT is desirous to purchase the Natural Gas from the SELLERS and the SELLERS are desirous of selling the Natural Gas to PTT under terms and conditions to be agreed between the Parties on the mutual understanding as set forth herein.

NOW THE PARTIES HEREBY AGREE as follows:

ARTICLE 1

STATEMENT OF INTENT

1.1 This HOA summarizes the mutual understanding and intent of SELLERS to sell and deliver the Natural Gas to PTT and the intent of PTT to purchase and take from SELLERS the Natural Gas on terms and conditions to be agreed in accordance with the main principles as set forth herein.

1.2 The Parties agree in good faith to take the actions outlined in this HOA and subject to the mutual agreement of the Parties to enter into the Gas Sales Agreement (GSA) within year 2008.

1.3 It is acknowledged that the natural gas will be supplied to Myanmar domestic market and Thailand. The SELLERS will use their best endeavor to develop and supply natural gas to Myanmar domestic market at the earliest possible subject to an availability and readiness of market and related facilities.

1.4 The SELLERS shall initially develop and produce natural gas from Block M-9 including geologically/structurally related gas structures or trends in the adjoining blocks ("Contract Area").

1.5 Regarding new reserves from Blocks M-3, M-4, M-7 and M-11, the SELLERS will study the best option for development, based on the size of discovery and economic benefit.

1.6 The SELLERS shall allow PTT to exercise its first right to match the expected commercial return of the result indicated in Article1.5 and be selected as the buyer, with condition that Myanmar domestic market shall have its first priority of gas supply

1.7 The Parties agree to diligently work together and take all necessary actions to obtain approvals and all legal formalities.

ARTICLE 2

THE TERM OF HOA

This HOA shall become effective on and from the date of execution of this HOA ("Effective Date") and continue in effect thereafter until the effective date of the GSA, unless agreed otherwise by the Parties.

ARTICLE 3
MAIN PRINCIPLES

It is agreed that the GSA will include the following main principles:

3.1 NATURAL GAS SUPPLY

(a) Reserve Dedication

The SELLERS agree to dedicate all natural gas reserves exclusion of quantity for Myanmar domestic gas market in the Contract Area to support the Daily Contract Quantity to be sold to PTT for the duration of the GSA.

(b) Date of Commencement of Delivery (DCD)

The Date of Commencement of Delivery (DCD) shall be the date of the first delivery of the Natural Gas.

Subject to the result of Sellers' feasibility study of field development, the procedure to determine the DCD shall be mutually agreed and specified in the GSA. This procedure will also describe the timing of first gas delivery date of Domestic DCQ.

(c) Run-in-Period (RIP)

The Run-in-Period (RIP) shall mean the period of time between the DCD and the Contract Delivery Date and not to exceed ninety (90) Days from the DCD, which includes a period of time for the Test Period. The Test Period shall mean a 72-hour period within the RIP when SELLERS shall use reasonable endeavors to deliver Natural Gas at the Daily Contract Quantity for a continuous period as determined in the GSA.

During the RIP, SELLERS and PTT shall use their commercially reasonable endeavors to deliver and accept the Natural Gas respectively in order to cause the Contract Delivery Date to occur at the earliest possible date; but the Take-or-Pay provisions, Shortfall provisions and the requirements for quality specifications and pressure shall not apply.

(d) Contract Delivery Date (CDD)

The Contract Delivery Date (CDD) shall occur at the completion of the RIP.

(e) Daily Contract Quantity (DCQ)

The Daily Contract Quantity (DCQ) shall be the daily rate of delivery of Natural Gas in each Contract Year expressed in cubic feet.

(f) Contract Delivery Capacity (CDC)

The Contract Delivery Capacity (CDC) shall be one hundred and fifteen percent (115%) of the DCQ.

(g) Supply Profile

(i) Starting on and from the CDD, the Overall DCQ is estimated to be approximately three hundred (300) MMscfd. However, the specific DCQ and its production plateau period will be mutually agreed and described in the GSA, subject to the result of SELLERS' feasibility study of field development.

(ii) During the RIP, the SELLERS and PTT shall use reasonable endeavors to deliver and accept the Natural Gas up to the DCQ.

(iii) It is acknowledged by the Parties that the gas production is based at any time on an overall daily contract quantity to be produced ("the Overall DCQ") defined as the sum of specified DCQ and of a supplementary daily contract quantity of gas allocated to the Myanmar domestic gas market ("Domestic DCQ"), as possibly revised according to similar provisions of the gas sales agreement entered into with MOGE ("Domestic Contract"). The Parties recognize that if the Overall DCQ to be described in the GSA up to three hundred (300) MMscfd at plateau level, the split for the Domestic DCQ will be sixty (60) MMscfd and the remaining will be for the DCQ, if the Overall DCQ is more than three hundred (300) MMscfd, the Domestic DCQ will be adjusted proportionately.

(iv) Pursuant to procedure to be detailed in the GSA, the SELLERS will notify PTT on the possible increase of the new additional volume from the results of reserve re-determination and such increase shall be added into the Overall DCQ and the split will be adjusted proportionately.

(h) Take-or-Pay Obligations

During each contract year, PTT shall purchase and take the Net Annual Contract Quantity (Net ACQ) being the sum of the applicable DCQs for each Day in the Contract Year reduced by:

(i) any Natural Gas properly notified for delivery on any Day which the SELLERS have not delivered for any reason other than the failure of PTT to accept;

(ii) any Natural Gas properly notified for delivery on any Day which PTT has been prevented by Force Majeure from accepting.

If in a Contract Year, PTT has not taken at least the Net ACQ, PTT shall pay for the quantity not taken at the applicable Current Price.

PTT will have the right to take free of charge quantities of the Natural Gas paid for but not taken in subsequent contract years after PTT has taken the Net ACQ for that contract year.

(i) **Shortfall**

Starting on and from the CDD, if the SELLERS fail to deliver the quantity of the Natural Gas properly notified by PTT up to the CDC on any day, it will result in a shortfall to supply the Natural Gas ("Shortfall") and default provisions will apply where PTT can recoup such Shortfall volume from the next available deliveries. Shortfall volumes shall be priced at seventy five percent (75%) of the applicable Current Price.

(j) **Off-specification Natural Gas**

From the CDD the Natural Gas delivered by the SELLERS to PTT shall meet quality set out in the GSA and delivery pressure specifications. PTT shall have the right to reject Off-specification Natural Gas and to recoup with the costs, as determined in the GSA, for damages in the event of such Natural Gas is accepted or the SELLERS fail to remedy the situation.

(k) **Contractual Delivery Pressure**

Sales Gas shall be delivered at the Delivery Point at such pressure ("Contract Delivery Pressure") necessary to meet PTT's notification under the GSA, taking into account PTT's back pressure at the Delivery Point at the time of delivery. The Contract Delivery Pressure shall not be greater than nine hundred and fifty (950) PSIA unless the CDC under the GSA and/or under Yadana and/or Yetagun GSAs which deliver Natural Gas to PTT's facilities is/are increased, then the Contract Delivery Pressure shall be increased accordingly, but shall not exceed twelve hundred and fifty (1250) PSIA, except as otherwise agreed by the Parties.

3.2 FACILITIES

The SELLERS shall be committed to drill the necessary wells and design, construct and operate those producing, handling and transporting facilities necessary to deliver the Natural Gas to PTT at the Delivery Point(s). The SELLERS shall complete these activities in sufficient time to commence deliveries of the Natural Gas at the Delivery Point(s). PTT shall complete the laying of the pipeline to the Delivery Point(s) in sufficient time to accept deliveries of the Natural Gas at the CDC rate by the DCD.

3.3 DELIVERY POINT(S)

The Natural Gas will be delivered and sold by the SELLERS at the Delivery Point(s). Custody, risk and title shall pass to PTT at that point for the Natural Gas attributable to PTT. The exact location will be mutually agreed by the Parties.

The SELLERS shall indemnify PTT for all costs, taxes, royalties, levies, imposts, charges or any other such costs or expenses imposed on or attributable to the

Natural Gas before PTT takes custody and title of the Natural Gas. PTT shall indemnify the SELLERS for costs, taxes, royalties, levies, imposts, charges or any other costs or expenses imposed on or attributable to the Natural Gas after PTT takes custody and title to his share of the Natural Gas.

3.4 PRICE AND PRICE ADJUSTMENT

The Parties agree that Natural Gas delivered under the GSA in each Contract Year (or to be paid for whether delivered or not) shall be paid for at the prices to be described in the GSA. The Parties acknowledge that the gas price structure will be divided into two portions, i.e. wellhead price and pipeline tariff from wellhead to Thai-Myanmar border. The gas price at Thai-Myanmar border will be based on the gas price under existing gas sales agreements exported from Myanmar to Thailand. Details of the price and price adjustment will be further discussed and mutually agreed, subject to SELLERS' feasibility study of field development.

3.5 DURATION OF THE GSA

The GSA shall come into force on the effective date and shall so continue in force until terminated as set out in the GSA. Right and obligations accrued to and incurred by each Party prior to termination of this Contract shall survive such termination.

3.6 REDETERMINATION OF RESERVES

(a) SELLERS and PTT shall determine an agreed method in the GSA for assessing initial and all future reserves ("Field Reserves").

(b) Before the third anniversary of the CDD, the SELLERS shall provide a Reserves Determination according to the agreed method.

(c) Subsequently, either PTT or the SELLERS may require subsequent reserves re-determinations at any time, but not less than two (2) years from the previous re-determination. Such Field Reserves shall be used for all purposes of the GSA, including the determination of DCQ.

(d) Subsequent redeterminations or redeterminations for the additional DCQ will be performed by SELLERS or by a third party using the method agreed to in Paragraph 3.6 (a) as PTT may require.

3.7 FORCE MAJEURE

A Force Majeure clause will be included incorporating the concept of each parties rights to Force Majeure relief if Force Majeure events affect either Party.

3.8 DISPUTES

The GSA shall include provisions for resolving disputes by the use of Experts or by Arbitration according to UNCITRAL rules.

3.9 GAS SALES AGREEMENT

As soon as possible after the Effective Date the parties shall in good faith exercise their best endeavors to conclude the GSA setting forth all the terms and conditions governing the sale and purchase of the Natural Gas recognizing the rights and obligations of PTT and SELLERS. The Parties agree that the GSA shall include the terms of this HOA and such other terms and conditions customary for similar Natural Gas purchase and sale transactions including following:

(i) Billing and Payment

(ii) Default

(iii) Assignment

(iv) Measurement

(v) Applicable Law

(vi) Representatives

(vii) Exchange of Information

(viii) Liabilities

3.10 APPLICABLE LAW

This HOA shall be governed by, construed and interpreted in accordance with English law.

ARTICLE 4
CONDITION PRECEDENT

4.1 This HOA shall come into force after the following conditions are fulfilled:

(a) All prior authorizations from the Government of the Union of Myanmar and the Government of Thailand and any other regulatory authorizations and approvals from the Board of Directors of each Party are obtained. Each Party shall provide notice of approval to the other Parties;

(b) Certification, to prove that the reserves are capable of fulfilling combined Myanmar domestic and Thailand markets demand at a minimum (300) MMscfd throughout the Project life, is acquired;

(c) Approval by all Parties on the selection of best economically viable option resulting from Feasibility Study, based on timing, volume of gas and cost.

4.2 The Parties shall use all their reasonable endeavors to satisfy each of the conditions referred to in Clause 4.1 as soon as possible.

IN WITNESS WHEREOF, the Parties hereto have caused this HOA to be signed, sealed and executed on the ...... day of ....2008.

For and on behalf of
PTT Public Company Limited

Name: Prasert Bunsumpun
Title: Chief Executive Officer & President

Witness:

Name: Chitrapongse Kwangsukstith
Title: Chief Operating Officer, Upstream Petroleum and Gas Business Group

For and on behalf of
The Myanmar Oil and Gas Enterprise

Name: U Myint Htay
Title: Managing Director

Witness:

Name: U Soe Aung
Title: Director General

For and on behalf of
PTTEP International Limited

Name: Anon Sirisaengtaksin
Title: Chief Executive Officer
PTT Exploration and Production Public Company Limited

Witness:

Name: Maroot Mrigadat
Title: President
PTT Exploration and Production Public Company Limited

In the presence of

(1)____________________
H.E. Lun Thi

(2)____________________
H.E. Poonpirom L

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 20.910/ 097 /2008

Finance Department
Tel. 0-2537-4512/0-2537-4611

July 10, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Result of exploration well Te Giac Den-1X-ST1 (TGD-1X-ST1), Block 16-1 in Vietnam Project

Reference is made to PTTEP Hoang Long Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has a 28.5% participation interest in the Vietnam 16-1 project, and the other partners, consisting of Petrovietnam Exploration and Production Company, SOCO Vietnam Limited and OPECO Vietnam Limited with 41%, 28.5% and 2% interests respectively.

PTTEP would like to report that the exploration well TGD-1X-ST1 at prospect E was drilled to the total depth of 5,096 meters. The results of drill stem tests (DSTs) in two zones confirmed a discovery of oil and gas. The well flowed oil, gas and condensate to the surface with non substantial rate. Additional study is needed prior to pursuing an appraisal program which will confirm the commerciality of petroleum discovery in the said prospect.

Yours sincerely,

(Maroot Mrigadat)
President
Acting Chief Executive Office

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2008 AUG -4 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No. 20.910/ 106 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

July 25 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unreviewed Financial Statements, Management's Discussion and Analysis for the second quarter 2008

Attachment: 1. Unreviewed Financial Statements of PTT Exploration and Production Public Company Limited and Subsidiaries for the period of three months and six months ended June 30, 2008 and 2007, including English translations
2. Management's Discussion and Analysis for the second quarter 2008

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit the Unreviewed Financial Statements of PTTEP and Subsidiaries for the period of three months and six months ended June 30, 2008 and 2007, and Management's Discussion and Analysis for the second quarter 2008 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the second quarter 2008, the Company and its subsidiaries' total revenues were Baht 38,748 million, an increase of Baht 15,787 million or 69% when compared with Baht 22,961 million in the second quarter 2007. Total expenses were Baht 16,223 million, an increase of Baht 6,160 million or 61% when compared with Baht 10,063 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 12,997 million or earnings per share of Baht 3.94 compared with net income of Baht 7,158 million or earnings per share of Baht 2.18 in the second quarter 2007.

For the six-month period of 2008, the Company and its subsidiaries' total revenues were Baht 66,510 million, while total expenses were Baht 28,210 million. The net income were Baht 21,902 million or earnings per share of Baht 6.64, comparing with the net income of Baht 13,929 million or earnings per share of Baht 4.24 in the six-month period of 2007.

-2- / The Company and....

The Company and its subsidiaries' total consolidated assets, as of June 30, 2008 were Baht 207,625 million, total liabilities were Baht 84,503 million, and total shareholders' equities were Baht 123,122 million.

Yours sincerely,

Maroot Mrigadat
President
Acting Chief Executive Officer

(UNREVIEWED)

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (UNREVIEWED)

AS AT JUNE 30, 2008 AND DECEMBER 31, 2007

Unit : Baht

	Consolidated		The Company	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Assets				
Current Assets				
Cash and cash equivalents	28,567,588,905	24,012,741,011	14,461,419,568	13,504,898,492
Receivable-parent company	13,529,240,273	10,480,295,479	9,217,047,435	6,905,975,193
Trade receivables	2,154,862,713	2,206,716,338	20,121,306	26,257,207
Inventories	316,760,325	360,987,508	40,456,823	74,242,369
Materials and supplies-net	4,843,431,668	4,222,009,747	2,154,421,976	2,038,862,684
Other current assets				
Working capital from co-venturers	1,058,702,721	363,143,598	41,783,531	12,594,021
Other receivables	719,296,461	1,443,150,816	490,110,852	870,469,671
Accrued interest receivables	3,020,535	6,700,806	101,052,257	101,596,527
Other current assets	1,864,781,731	1,159,087,063	670,571,263	307,128,614
Total Current Assets	53,057,685,332	44,254,832,366	27,196,985,011	23,842,024,778
Non-Current Assets				
Investments in subsidiaries, associates and jointly controlled entities	383,718,449	396,738,818	24,149,401,729	24,149,401,729
Long-term loans to related parties	1,060,000,000	600,000,000	21,031,495,485	15,114,764,161
Property, plant and equipment-net	151,336,193,454	143,004,876,152	74,121,361,021	70,963,263,516
Intangible assets	391,097,204	350,592,235	316,594,276	330,924,687
Deferred income tax assets	3,497,906	-	-	-
Other non-current assets				
Prepaid expenses	213,299,229	234,119,237	-	-
Deferred remuneration under agreement	1,068,491,702	1,084,320,000	1,068,491,702	1,084,320,000
Other non-current assets	110,715,548	113,658,112	38,501,826	40,691,043
Total Non-Current Assets	154,567,013,492	145,784,304,554	120,725,846,039	111,683,365,136
Total Assets	207,624,698,824	190,039,136,920	147,922,831,050	135,525,389,914

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (UNREVIEWED)

AS AT JUNE 30, 2008 AND DECEMBER 31, 2007

Unit : Baht

	Consolidated		The Company	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable	1,661,517,937	1,682,890,316	195,364,289	138,901,801
Bills of exchange	4,977,570,856	-	4,977,570,856	-
Working capital to co-venturers	420,499,683	1,420,938,719	874,790	606,659,852
Accrued expenses	12,755,415,158	13,340,730,803	8,395,006,627	7,714,449,561
Accrued interest payable	109,464,110	110,722,014	109,464,110	110,722,014
Income tax payable	14,255,498,133	16,320,076,123	8,777,318,058	11,490,847,658
Other current liabilities	1,438,835,880	1,581,243,855	1,099,921,478	767,108,884
Total Current Liabilities	35,618,801,757	34,456,601,830	23,555,520,208	20,828,689,770
Non-Current Liabilities				
Bonds	18,500,000,000	18,500,000,000	18,500,000,000	18,500,000,000
Deferred income tax liabilities	14,791,096,018	14,509,606,684	11,116,278,858	10,420,464,292
Other non-current liabilities				
Deferred income	2,767,136,903	3,059,663,262	-	-
Remuneration under agreement	1,077,081,600	1,084,320,000	1,077,081,600	1,084,320,000
Provision for employee benefits	571,356,404	379,359,602	551,654,308	372,339,250
Provision for decommissioning costs	10,917,489,233	10,990,904,837	6,857,019,680	6,903,101,473
Other non-current liabilities	259,670,670	271,857,973	259,670,670	271,857,973
Total Non-Current Liabilities	48,883,830,828	48,795,712,358	38,361,705,116	37,552,082,988
Total Liabilities	84,502,632,585	83,252,314,188	61,917,225,324	58,380,772,758
Shareholders' Equity				
Share capital				
Registered capital				
3,322,000,000 ordinary shares of Baht 1 each	3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and paid-up capital				
3,298,656,700 ordinary shares of Baht 1 each	3,298,656,700	-	3,298,656,700	-
3,297,420,300 ordinary shares of Baht 1 each	-	3,297,420,300	-	3,297,420,300
Share premium	12,936,782,640	12,859,030,620	12,936,782,640	12,859,030,620
Currency translation differences	(2,452,348,414)	(2,315,109,076)	-	-
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	92,106,775,313	75,713,280,888	52,537,966,386	43,755,966,236
Total Shareholders' Equity	123,122,066,239	106,786,822,732	86,005,605,726	77,144,617,156
Total Liabilities and Shareholders' Equity	207,624,698,824	190,039,136,920	147,922,831,050	135,525,389,914

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME (UNREVIEWED)

FOR THE PERIODS OF THREE MONTHS ENDED JUNE 30, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Revenues				
Sales	36,931,312,537	21,671,786,420	22,788,839,379	11,462,573,975
Revenue from pipeline transportation	867,126,197	805,836,844	-	-
Other revenues				
Gain on foreign exchange	-	221,233,306	-	160,799,411
Interest income	197,808,644	225,690,114	276,892,167	271,617,997
Other revenues	751,612,217	36,220,841	731,151,057	11,742,386
Total Revenues	38,747,859,595	22,960,767,525	23,796,882,603	11,906,733,769
Expenses				
Operating expenses	2,731,279,268	1,688,936,999	1,785,284,666	611,766,572
Exploration expenses	750,676,067	591,908,463	20,337,944	31,742,845
Selling, general and administrative expenses	1,089,442,511	827,553,656	583,149,357	207,942,682
Petroleum royalties and remuneration	4,838,679,471	2,993,665,461	2,913,909,024	1,433,144,759
Depreciation, depletion and amortization	5,963,479,918	3,944,780,764	3,581,903,821	1,628,804,207
Other expenses				
Loss on foreign exchange	612,393,568	-	494,116,101	-
Derivative loss on hedging	227,540,236	-	-	-
Director's remuneration	3,803,125	2,969,720	3,803,125	2,969,720
Loss from equity affiliates	5,561,213	13,234,479	-	-
Total Expenses	16,222,855,377	10,063,049,542	9,382,504,038	3,916,370,785
Income before interest and income taxes	22,525,004,218	12,897,717,983	14,414,378,565	7,990,362,984
Interest expenses	201,967,822	219,734,197	201,967,822	256,139,789
Income taxes	9,326,088,254	5,520,139,703	5,571,141,023	3,302,611,365
Net income	12,996,948,142	7,157,844,083	8,641,269,720	4,431,611,830
Earnings per share				
Basic earnings per share	3.94	2.18	2.62	1.35
Diluted earnings per share	3.93	2.17	2.61	1.34

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME (UNREVIEWED)

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Revenues				
Sales	63,218,051,202	41,402,783,230	36,602,070,984	22,640,223,663
Revenue from pipeline transportation	1,750,807,767	1,632,318,290	-	-
Other revenues				
Gain on foreign exchange	167,408,371	677,249,141	95,052,457	535,854,470
Interest income	394,972,820	442,603,972	564,277,214	536,140,161
Other revenues	978,568,370	76,209,677	926,754,793	25,989,566
Total Revenues	66,509,808,530	44,231,164,310	38,188,155,448	23,738,207,860
Expenses				
Operating expenses	4,812,857,468	3,157,836,940	2,677,734,006	1,228,466,775
Exploration expenses	1,709,653,686	938,525,845	38,825,717	51,665,731
Selling, general and administrative expenses	2,106,750,705	1,639,102,316	1,058,916,128	611,317,788
Petroleum royalties and remuneration	8,293,832,758	5,673,734,911	4,640,562,975	2,830,027,959
Depreciation, depletion and amortization	10,568,429,054	7,533,132,173	5,611,921,182	3,181,359,971
Other expenses				
Derivative loss on hedging	699,086,371	-	-	-
Director's remuneration	6,766,875	5,860,806	6,766,875	5,860,806
Loss from equity affiliates	13,020,369	15,570,885	-	-
Total Expenses	28,210,397,286	18,963,763,876	14,034,726,883	7,908,699,030
Income before interest and income taxes	38,299,411,244	25,267,400,434	24,153,428,565	15,829,508,830
Interest expenses	384,943,657	397,872,394	384,943,657	459,932,212
Income taxes	16,012,807,653	10,940,328,337	9,478,319,249	6,424,553,592
Net income	21,901,659,934	13,929,199,703	14,290,165,659	8,945,023,026
Earnings per share				
Basic earnings per share	6.64	4.24	4.33	2.72
Diluted earnings per share	6.62	4.23	4.32	2.71

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNREVIEWED)

CONSOLIDATED

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2008 AND 2007

Unit : Baht

	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Share capital issued and paid-up	506,700	18,130,180	-	-	-	-	18,636,880
Currency translation differences	-	-	(325,888,643)	-	-	-	(325,888,643)
Net income	-	-	-	-	-	13,929,199,703	13,929,199,703
Dividend paid	-	-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at June 30, 2007	3,286,508,700	12,325,718,620	(2,121,265,639)	332,200,000	16,900,000,000	66,493,708,202	97,216,869,883
Balance - as at December 31, 2007	3,297,420,300	12,859,030,620	(2,315,109,076)	332,200,000	16,900,000,000	75,713,280,888	106,786,822,732
Share capital issued and paid-up	1,236,400	77,752,020	-	-	-	-	78,988,420
Currency translation differences	-	-	(137,239,338)	-	-	-	(137,239,338)
Net income	-	-	-	-	-	21,901,659,934	21,901,659,934
Dividend paid	-	-	-	-	-	(5,508,165,509)	(5,508,165,509)
Balance - as at June 30, 2008	3,298,656,700	12,936,782,640	(2,452,348,414)	332,200,000	16,900,000,000	92,106,775,313	123,122,066,239

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNREVIEWED)

THE COMPANY

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2008 AND 2007

Unit : Baht

	Share capital issued and paid-up	Share premium	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up	506,700	18,130,180	-	-	-	18,636,880
Net income	-	-	-	-	8,945,023,026	8,945,023,026
Dividend paid	-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at June 30, 2007	3,286,508,700	12,325,718,620	332,200,000	16,900,000,000	38,252,636,650	71,097,063,970
Balance - as at December 31, 2007	3,297,420,300	12,859,030,620	332,200,000	16,900,000,000	43,755,966,236	77,144,617,156
Share capital issued and paid-up	1,236,400	77,752,020	-	-	-	78,988,420
Net income	-	-	-	-	14,290,165,659	14,290,165,659
Dividend paid	-	-	-	-	(5,508,165,509)	(5,508,165,509)
Balance - as at June 30, 2008	3,298,656,700	12,936,782,640	332,200,000	16,900,000,000	52,537,966,386	86,005,605,726

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (UNREVIEWED)

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Cash flows from operating activities				
Net income	21,901,659,934	13,929,199,703	14,290,165,659	8,945,023,026
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Loss from equity affiliates	13,020,369	15,570,885	-	-
Depreciation, depletion and amortization	10,568,429,054	7,533,132,173	5,611,921,182	3,181,359,971
Amortization of prepaid expenses	38,129,358	118,520,027	15,828,298	89,033,481
Exploration expenses	636,217,332	511,913,891	117,466	11,713,438
Loss on disposal of assets	8,386,290	24,900,521	2,205,397	11,997
Income recognized from deferred income	(289,553,801)	(386,060,952)	-	-
Employee benefits	191,996,802	52,048,222	179,315,058	49,495,859
Gain on foreign exchange	(184,919,504)	(866,840,241)	(159,123,888)	(471,357,231)
Interest income and expenses-net	(10,029,163)	(44,731,578)	(179,333,557)	(76,207,949)
Income taxes	16,012,807,653	10,940,328,337	9,478,319,249	6,424,553,592
	48,886,144,324	31,827,980,988	29,239,414,864	18,153,626,184
Changes in assets and liabilities				
(Increase) decrease in trade receivables	67,482,824	(179,811,813)	6,135,901	31,724,127
Increase in receivable - parent company	(3,026,356,803)	(248,976,358)	(2,311,072,241)	(121,550,208)
(Increase) decrease in inventories	254,592,407	(80,368,258)	63,388,737	(17,988,445)
(Increase) decrease in materials and supplies-net	(628,768,820)	1,103,122	(117,345,742)	242,972,412
(Increase) decrease in working capital from co-venturers	(772,965,981)	(585,295,854)	(28,002,629)	50,122,498
Decrease in other receivables	720,866,711	137,417,620	383,335,139	115,918,160
Increase in other current assets	(459,414,715)	(433,751,609)	(358,943,256)	(307,683,707)
Increase in prepaid expenses	(1,481,053)	-	-	-
(Increase) decrease in other non-current assets	739,659	(3,375,219)	(1,011)	(6,934,162)
(Decrease) increase in accounts payables	(10,635,372)	970,301,436	56,471,651	(82,349,610)
(Decrease) increase in working capital to co-venturers	(1,026,147,438)	135,845,891	(633,776,207)	92,404,696

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (UNREVIEWED)

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Changes in assets and liabilities (continued)				
(Decrease) increase in accrued expenses	(527,013,499)	(2,444,257,450)	740,043,322	(664,043,039)
(Decrease) increase in other current liabilities	(114,951,981)	(357,097,161)	360,275,188	32,486,469
(Decrease) increase in deferred income	12,552	(1,032)	-	-
(Decrease) increase in other non-current liabilities	(11,568,635)	13,314,250	(11,568,636)	20,743,288
Translation adjustment	(113,403,026)	(150,855,402)	-	-
Interest received from bank deposits	368,204,450	456,776,341	187,965,603	209,038,330
Taxation paid	(18,016,319,923)	(17,671,397,434)	(11,480,953,399)	(11,820,791,846)
	(23,297,128,643)	(20,440,428,930)	(13,144,047,580)	(12,225,931,037)
Net cash provided by operating activities	25,589,015,681	11,387,552,058	16,095,367,284	5,927,695,147
Cash flows from investing activities				
Net lending of loans to related parties	(460,000,000)	(240,000,000)	(5,899,409,565)	(3,640,634,567)
Interest received from loans	30,208,143	5,027,705	376,787,091	330,536,857
Increase in property, plant and equipment	(19,750,571,956)	(16,430,256,709)	(8,769,227,613)	(5,952,153,026)
Increase in intangible assets	(72,864,597)	(43,050,116)	(14,127,882)	(35,980,454)
Net cash used in investing activities	(20,253,228,410)	(16,708,279,120)	(14,305,977,969)	(9,298,231,190)
Cash flows from financing activities				
Proceeds from issuances of bills of exchange	4,959,921,598	-	4,959,921,598	-
Proceeds from issuances of bonds	-	16,383,819,952	-	16,383,819,952
Bond issuance expense	-	(16,683,311)	-	(16,683,311)
Net borrowings of loans from related party	-	-	-	(2,216,296,190)
Interest paid	(368,552,304)	(311,260,577)	(368,552,304)	(376,253,039)
Proceeds from common stock	78,988,420	18,636,880	78,988,420	18,636,880
Dividend paid	(5,507,714,558)	(4,928,936,551)	(5,507,714,558)	(4,928,936,551)
Net cash provided by (used in) financing activities	(837,356,844)	11,145,576,393	(837,356,844)	8,864,287,741
Net increase in cash and cash equivalents	4,498,430,427	5,824,849,331	952,032,471	5,493,751,698
Cash and cash equivalents at the beginning of the period	24,012,741,011	18,520,906,222	13,504,898,492	7,152,100,391
	28,511,171,438	24,345,755,553	14,456,930,963	12,645,852,089
Effect of exchange rate changes on cash and cash equivalents	56,417,467	(108,008,899)	4,488,605	(1,397,807)
Cash and cash equivalents at the end of the period	28,567,588,905	24,237,746,654	14,461,419,568	12,644,454,282

2.1 PTTEP Performance

The Fiscal Policy Office (FPO), Ministry of Finance, forecasted that the Thai economy in 2008 was likely to grow at 5.6 percent per year, increasing from 4.8 percent growth in 2007, with key drivers from an increase in external demands, which ultimately would lead to continued strong exports. In addition, continued Thai economic growth has also resulted from this year's strong domestic demand, which is expected to recover from last year's weak demand, supported by increased farmer income following rising agricultural prices, increasing minimum wages, government measures to revitalize and stimulate the domestic economy, and accelerated government spending. However, private sector expenditures may not fully recover because of accelerating inflation, increasing interest rates, and lowered consumer and investor confidence.

Regarding business activities in the second quarter of 2008, PTTEP succeeded in implementing its business plan as detailed in the following.

Regarding its exploration activities, in the second quarter of 2008, PTTEP continued to maintain a good success rate in exploration activities, as PTTEP successfully discovered petroleum in 5 out of 6 exploration and appraisal wells, equal to 83% success rate. There were successful discoveries in many projects, including the exploration/appraisal program in Block M9 Myanmar, where PTTEP succeeded in finding petroleum in the Zawtika-8 appraisal well. Upon drilling, this well encountered 6 zones of natural gas bearing formations with a total thickness of 56 meters. The combined flow rate of the 3 zones was 51.6 million standard cubic feet per day (MMSCFD). In addition, in Arthit Project, the appraisal well Arthit 15-17 was drilled and encountered natural gas bearing formations with a total thickness of 27 meters. In addition, Pailin Project also succeeded in a petroleum discovery in the exploration well Ubon-3, where natural oil and gas bearing formations with a total thickness of 28 meters were found. However, in the second quarter of 2008, there was a write-off well in the Algeria 433a & 416b Project.

For the exploration well TGD-1X-ST1 in Vietnam 16-1 Project in which the drilling was completed in Mid July 2008, the well results confirmed a discovery of oil and gas with a non substantial flow rate. Additional study is needed prior to pursuing an appraisal program which will confirm the commerciality of a petroleum discovery in the said prospect.

Regarding petroleum production activities, in the second quarter of 2008, PTTEP has increased its production from the Arthit Project with satisfying results. The average export production in June 2008 was approximately 370 MMSCFD of gas and 19,300 BPD of condensate. This is considered a significant success for PTTEP in its efforts to supply energy for the increasing domestic demand.

Regarding petroleum sales, PTTEP's average sales volume for the first half of 2008 was 207,533 barrels of oil equivalent per day (BOED). The average sales volume of the second quarter of 232,634 BOED was higher than the average sales volume of the first quarter (182,431 BOED), this increase of 28% resulting from petroleum sales from the Arthit project and crude oil sales from the G4/43 project. However, the average sales volume of the first half of 2008 (207,533 BOED) was still lower than the 2008 sales target

 of 223,334 BOED...

of 223,334 BOED, which was initially set at the beginning of 2008. Nevertheless, PTTEP expects to increase its production in the latter half of 2008 to meet its sales target.

In addition, to secure Thailand's energy supply, PTTEP and Myanma Oil and Gas Enterprise (the Sellers) have signed a Heads of Agreement (HOA) with PTT Public Company Limited (the Buyer). Under the HOA, the average sales volume of gas from M9 will be 300 MMSCFD (240 MMSCFD exported to Thailand and 60 MMSCFD supplied to Myanmar). The gas price will be based on the existing price under the current Gas Sales Agreement between Myanmar and Thailand. The above conditions in the HOA are the essence of Gas Sales Agreement, which is expected to be concluded by the end of 2008.

To manage risks and create diversified investment opportunities, PTTEP has swapped its 20% participation interest in the production sharing contract (PSC) in blocks M3 and M4 with CNOOC Myanmar Limited's A4 and C1 blocks. This transaction resulted in a change of the participation interests for Blocks M3 and M4, with PTTEP as an operator holding a participation interest of 80% and CNOOC Myanmar Limited holding another 20%. For Blocks A4 and C1, CNOOC Myanmar Limited as an operator holds a 61.25% participation interest, PTTEP holds 20%, the other two partners, China Focus Development Limited (CFDL) and ChinaHuanqiu Contracting & Engineering Corporation (HQCEC), hold the remaining participation interests in these blocks. The swap will be fully effective upon receiving approval from the Myanmar government.

2.2 Results of Operations

On April 28, 2008, PTTEP launched its Short-term Financing Program ("PF") which involves the company's inaugural issuance of bills of exchange (B/Es) via Public Offering to institutional and high net-worth investors. B/Es are to be issued monthly on a revolving basis, whereby biddings will be conducted on the third Wednesday of every month to select the Arranger/Paying Agent bank offering the best rate.

The "PF" is an ongoing funding program which commenced in April 2008, and includes the following B/E issuances as of the Second quarter of 2008:

Issue Date	Face Value (Million Baht)	Tenor (Days)	Discounted Rate (Per annum)	Maturity Date
April 28, 2008	2,000	91	3.080%	July 28, 2008
May 26, 2008	2,000	94	3.165%	August 28, 2008
June 23, 2008	1,000	94	3.395%	September 25, 2008
Total	**5,000**			

At a meeting in 2005 the Board of Directors approved a resolution for the Company to issue bills of exchange (B/Es) with a total revolving credit of up to Baht 20,000 million.

On May 12, 2008 the Company registered the change in its registered paid-up capital from Baht 3,298.30 million to Baht 3,298.66 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period

-3- / was 354,000…

was 354,000 shares at the par value of Baht 1 per share resulting in a total of 354,000 Baht. As of June 30, 2008 the outstanding number of warrants was 4.62 million units (1 unit of warrant = 5 units of common shares)

2.2.1. Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions Baht, excepting Baht per share amounts)	1st Quarter 2008	2nd Quarter 2008	2nd Quarter 2007
Income from continuing operations			
Exploration and production	7,964	11,921	6,171
Pipelines	1,160	1,123	1,085
Others	(219)	(47)	(98)
Total net income	**8,905**	**12,997**	**7,158**
Diluted earnings per share – from continuing operations	2.69	3.93	2.17
Total Revenues - from continuing operations	28,374	38,748	22,961

Second Quarter of 2008 compared with Second Quarter of 2007

For the results of operations (unreviewed) in the second quarter of 2008, PTTEP and subsidiaries' net profit amounted to Baht 12,997 million or Baht 3.93 per share-diluted, an increase of Baht 5,839 million or 82% against the same period last year (Baht 7,158 million or Baht 2.17 per share-diluted). The returns on shareholders' equity for this quarter were 45%

For this quarter, the total revenue was Baht 38,748 million, an increase of Baht 15,787 million or 69% against the same period last year (Baht 22,961 million). The sales of petroleum increased Baht 15,259 million, resulting from (1) the higher average petroleum sales price this quarter, which rose to USD 54.23 per barrel of oil equivalent (BOE) resulting from the higher world market prices against the same period last year (USD 38.17 per BOE); however the average sales exchange rate for this quarter decreased to Baht 32.17 per USD from the same period of last year's Baht 34.82 per USD because of the strengthened Baht, and (2) the higher sales volume in this quarter rose to 232,634 barrels of oil equivalent per day (BOED) against the same period last year (179,180 BOED). This increased volume mainly came from (1) petroleum sales volume from the Arthit project and crude oil sales volume from the G4/43 project (which started major production this quarter), and (2) increased petroleum sales volume from Bongkot and Pailin projects, while (3) the natural gas sales of Yadana and Yetagun projects and crude oil sales of B8/32&9A project decreased.

In this quarter, PTTEP and subsidiaries had the other income from construction service of the Arthit gas export pipeline to customer amounting to Baht 706 million.

For this quarter, PTTEP and subsidiaries recognized a foreign exchange loss of Baht 612 million; meanwhile the same period last year, PTTEP and subsidiaries recognized a foreign exchange gain of Baht 221 million. These gain and loss on foreign exchange were because of the change in Baht against USD.

-4- / *Meanwhile,...*

Meanwhile, PTTEP and subsidiaries incurred expenses amounting to Baht 16,223 million, an increase of Baht 6,160 million or 61% against Baht 10,063 million the same period last year. This increase was the result of the following:

(1) Rising operating expenses, mainly due to the construction costs of the Arthit gas export pipeline, operating expenses of the Arthit project (first production began in the first quarter of 2008) and maintenance costs of the Pailin and Bongkot projects.

(2) Increased exploration expenses, mainly due to Geology and Geophysics study costs from L21, 28 & 29/48 project and the projects in New Zealand, the write-off of a dry well under Algeria 433a&416b and the write-off of the B13/38 project in accordance with the limitation stipulated in the Petroleum Act.

(3) Higher depreciation and amortization expenses, mainly from the projects which started major production this quarter (Arthit and G4/43 projects), projects with higher production volume and additional oil and gas properties (Bongkot and Pailin projects), as well as increased depreciation of B8/32&9A as a result of its additional oil and gas properties.

(4) Increased selling, general administrative expenses, primarily from recognition of the provision for employee benefits and general administrative expenses from the Arthit project which increased its number of operation activities.

(5) Increased petroleum royalties and remuneration resulting from increased sales revenues.

(6) Derivatives losses on hedged transactions.

PTTEP and subsidiaries incurred higher income tax expenses of Baht 3,806 million based on the higher petroleum taxable profit.

Second Quarter of 2008 compared with First Quarter of 2008

For the results of operations (unreviewed) in the second quarter of 2008, PTTEP and subsidiaries' net profit amounted to Baht 12,997 million or Baht 3.93 per share-diluted, an increase of Baht 4,092 million or 46% from the previous quarter's net profit of Baht 8,905 million, or Baht 2.69 per share-diluted.

For this quarter, the total revenue was Baht 38,748 million, an increase of Baht 10,374 million or 37% from the previous quarter (Baht 28,374 million). This increase was mainly due to higher sales of petroleum totaling Baht 10,644 million, based on (1) the higher average petroleum sales price this quarter, which rose to USD 54.23 per BOE compared with the previous quarter of USD 48.24 per BOE, and (2) the higher sales volume in this quarter to 232,634 BOED compared with the previous quarter of 182,431 BOED. The increased sales volume mainly came from (1) petroleum sales volume from the Arthit project and crude oil sales volume from G4/43 project (which started major production this quarter), and (2) increased petroleum sales volume from the Pailin project, while (3) the natural gas sales of Yadana and Yetagun projects and crude oil sales of B8/32&9A project decreased.

-5- / *In this quarter,...*

In this quarter, other income increased Baht 525 million from construction service of the Arthit gas export pipeline to customers.

PTTEP and subsidiaries incurred expenses of Baht 16,223 million, an increase of Baht 3,623 million or 29% from the previous quarter (Baht 12,600 million). This increase was the effect of the following:

(1) Increased operating expenses from construction service of the Arthit gas export pipeline and operating expenses of the Arthit project (with first production in the latter part of the first quarter of 2008).

(2) Rising depreciation and amortization expenses, mainly from the projects which started major production this quarter (Arthit and G4/43 projects).

(3) Higher petroleum royalties and remuneration resulting from increased sales revenues.

(4) Lower exploration expenses, mainly due to decreased Geology and Geophysics (G&G) study costs. This quarter, the major G&G costs came from L21, 28 & 29/48 project and the projects in New Zealand while in the previous quarter, there were major G&G costs from the projects in Myanmar, Oman and Australia.

(5) Decreased derivatives losses on hedged transactions.

2.2.2. Results of Operations – The First Half Year Comparison

Earnings summary	1st Half Year	
(Unit : Millions of Baht excepting Baht per share amounts)	**2008**	**2007**
Income from continuing operations		
Exploration and production	19,886	11,999
Pipelines	2,283	2,171
Others	(267)	(241)
Total net income	**21,902**	**13,929**
Diluted earnings per share – from continuing operations	6.62	4.23
Total Revenues - from continuing operations	66,510	44,231

The results of operations (Unreviewed) for the first half year of 2008, PTTEP and its subsidiaries' totaled a net profit of Baht 21,902 million or Baht 6.62 per share-diluted, an increase of Baht 7,973 million or 57% when compared with the first half of 2007's net profit of Baht 13,929 million or Baht 4.23 per share-diluted. Return on shareholder's equity for the first half year of 2008 was 40%.

For the first half of 2008, total revenues of PTTEP and its subsidiaries amounted to Baht 66,510 million, an increase of Baht 22,279 million or 50% when compared with the first half of 2007 (Baht 44,231). This increase was mainly due to higher sales of petroleum of Baht 21,815 million or 53%, resulting from (1) the higher average petroleum sales price for the first half of 2008, which rose to USD 51.60 per BOE compared with the first half of 2007 at USD 36.84 per BOE; however the average sales exchange rate for the first half of 2008 decreased to Baht 32.44 per USD from the first

half of last year's Baht 35.44 per USD as a result of the strengthened Baht, and (2) the higher sales volume for the first half of 2008 to 207,533 BOED compared with the first half of 2007 of 175,197 BOED. This increased volume mainly came from (1) petroleum sales volume from the Arthit project and crude oil sales volume from the G4/43 project (which started major production this quarter), and (2) increased petroleum sales volume from Bongkot and Oman 44 projects, while (3) the natural gas sales of Yadana and Yetagun projects and crude oil sales of B8/32&9A project decreased.

PTTEP and subsidiaries collected higher revenue from pipeline transportation, which was proportionally recorded from Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC) and had increased other income from construction service of the Arthit gas export pipeline to customers.

PTTEP and its subsidiaries incurred expenses for the first half of 2008 amounting to Baht 28,210 million, an increase of Baht 9,246 million or 49% when compared with Baht 18,964 million for the first half of 2007. This increase was the effect of the following:

(1) Increased operating expenses from construction service of the Arthit gas export pipeline and operating expenses of the Arthit project (with first production in the latter of the first quarter of 2008).

(2) Rising exploration expenses, mainly due to Geology and Geophysics study costs from the projects in Myanmar, New Zealand and Australia, L21, 28 & 29/48 project and the Oman 44 project. In addition, there was write-off of B13/38 in accordance with the limitation stipulated in the Petroleum Act.

(3) Higher depreciation and amortization expenses, mainly from the projects which started major production this quarter (Arthit and G4/43 projects), projects with higher production volume and additional oil and gas properties (Bongkot, Pailin and Oman 44 projects), as well as increased depreciation of B8/32&9A as a result of its additional oil and gas properties.

(4) Increased selling, general administrative expenses, mainly from recognition of provision for employee benefits and general administrative expenses from Arthit project, which increased its number of operation activities.

(5) Higher petroleum royalties and remuneration resulting from increased sales revenues.

2.3 Financial position

As of June 30, 2008, PTTEP and subsidiaries commanded total assets of Baht 207,625 million or Baht 17,586 million, which is 9% higher than the total at the end of 2007. This increase was mainly due to (1) higher cash and cash equivalents of Baht 4,555 million from operating activities and B/Es issuance (2) the increase of Baht 8,331 million in oil and gas properties for production, mainly from Arthit, MTJDA-B17, Myanmar M9&M11, Vietnam 9-2 and Vietnam 16-1 projects and (3) the increase of a long term loan to Energy Complex Co., Ltd. amounting to Baht 460 million.

Most current assets as of June 30, 2008 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under

Property, Plant, and Equipment, and (2) investments in associated companies, namely Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under Investments in Associates.

PTTEP and subsidiaries had total liabilities of Baht 84,503 million or Baht 1,251 million higher than the total at the end of 2007, mainly due to the B/Es issuance as mentioned earlier. However, income tax payable decreased Baht 2,064 million because of the income tax payment for the year 2007 in May 2008.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants, which changed from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of June 30, 2008, the total number of shares exercised was 38.66 million shares and the outstanding number of warrants was 4.62 million units.

For the period of six months ended June 30, 2008, PTTEP and subsidiaries had a net cash flow from operations of Baht 25,645 million. The majority of this was cash received from operating activities.

PTTEP and subsidiaries commanded a net cash flow used in investment activities of Baht 20,253 million, mainly resulting from (1) the higher investment in oil and gas properties for production from Arthit, MTJDA-B17, Myanmar M9&M11, Vietnam 9-2 and Vietnam 16-1 projects (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 460 million.

PTTEP and subsidiaries had a net cash flow used in financing activities of Baht 837 million as follows: (1) dividend payment to shareholders for the second half of 2007, Baht 1.67 per share, amounting to Baht 5,508 million (2) interest paid of Baht 368 million (3) cash received from the B/Es issuance of Baht 4,960 million and (4) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 79 million.

As of June 30, 2008, PTTEP and subsidiaries had cash and cash equivalents of Baht 28,568 million, an increase of Baht 4,555 million from the end of 2007.

2.4 Key factors impacting operations results

Based on external environment scan, there are 6 key trends in E&P industries which could impact PTTEP's operations. 1) An extended period of rising oil prices. 2) More intensive competition among oil & gas companies has increased, especially with regard to entering potential countries. As a result, most companies are competing on terms and benefits offered to prospect countries. 3) Unconventional E&P technology, resources, or environment (Mega Trends) driving new growth in E&P industries. 4) Widespread M&A activities despite higher cost and premium in the high oil price environment.

-8- / *5) The persisting ...*

5) The persisting shortage of skilled people for E&P industries. 6) The flattening and declining of production from the maturity fields in the Thai basin.

Taking into consideration all of the above E&P trends, PTTEP has accordingly reviewed its strategies as follows:

Regarding new investment, PTTEP has reviewed it growth strategy to be more specific by defining focused countries including aggressive country value proposition and entering strategies, while also leveraging PTT group synergy to increase investment opportunities. In addition, PTTEP has also carefully moved into selective mega trend efforts which indicate good potential for the future.

For existing asset management, PTTEP plans to increase or maintain its production plateaus for the longest possible periods, with objectives of optimizing project value and satisfying Thailand's energy demand. In addition, the Company has also studied to commercialize sub commercial reserves and has accelerated project development to monetize these reserves as planned. Moreover, PTTEP also continuously improves its overall efficiency via integrated and lean operating models which combine similar types of work in neighboring projects, in order to optimize synergy and resource allocation. In addition, PTTEP is also focusing on capital project management to enable the Company to complete capital projects as planned while optimizing their quality and capital costs.

Concerning the subject of capability development, PTTEP has reviewed its HR talent management to respond to the global shortage in E&P specialists. Essentially, this strategy involves the re-engineering of manpower planning and allocation to optimize resource utilization. It also includes aggressive recruitment and an accelerated development approach to attract high potential candidates to work with PTTEP.

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

2008 AUG -4 A 9:25

PTTEP No. 20.910/ 107 /2008

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

July 25 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Result of Cambodia Block B

Reference is made to PTTEP International Limited (PTTEPI), a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has a 33.333334 % participation interest in Block B, located offshore Cambodia, and is the operator of this project. The other joint venture partners are Resourceful Petroleum Limited and SPC Cambodia Ltd. with equal participation interests of 33.333333%.

PTTEP wishes to report that the exploration well Vimean Morodok MahaNorkor-1 was drilled to the total depth of 2,930 meters and resulted in non-recoverable oil shows. The well was plugged and abandoned. PTTEPI and joint venture partners will continue technical work to further evaluate the block's potential.

Yours sincerely,

Maroot Mrigadat
President
Acting Chief Executive Officer

PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 20.910/ 108 /2008

Finance Department
Tel. 0-2537-4512/0-2537-4611

July 28, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Commencement of Block Vietnam 9-2 Production

Reference is made to PTTEP Hoan Vu Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has a 25% participation interest in the Vietnam 9-2 project, and the other partners, consisting of PetroVietnam Exploration Production Corporation, and SOCO Vietnam Limited with 50% and 25% interests respectively.

PTTEP wishes to announce that Block Vietnam 9-2 has commenced its production of crude oil and natural gas from Ca Ngu Vang (CNV) oil field on July 25, 2008 with the approximate flow rate of 8,000 barrels per day and 20 million standard cubic feet per day (MMSCFD) respectively. This is the first petroleum production from Vietnam for PTTEP. The crude oil and gas are expected to reach the target of 20,000 barrels per day and 50 MMSCFD approximately by the end of 2008.

CNV prospect is located offshore south of Vietnam. The petroleum products will be delivered and processed at the nearby Bach Ho production platform (operated by Vietsopetro or VSP). The crude oil will be sold at market price. The gas produced will be sold to Vietnam Oil and Gas Group, a state owned enterprise.

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

END